January 11, 2005

Via Facsimile (412) 562-1041 and U.S. Mail

Mr. Ronald Basso, Esq
Buchanan Ingersoll
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, Pennsylvania 15219-1410

Re:	Norstan, Inc.
Schedule TO-T filed December 23, 2004
By SF Acquisition Co.
      File No. 5-15836

Dear Mr. Basso:

      We have reviewed the above-referenced filing and have the following comments.
General
1. Consider whether BBCPA, as the borrower under the Acquisition Facility, should be a bidder on Schedule TO. In this regard, we note that the funds from the Acquisition Facility will be used to purchase shares in this offer. For guidance on identifying the bidder in a tender offer, please refer to the Section II.D.2 in the Division of
Corporation Finance Current Issues Outline publicly available on our website, www.sec.gov.

Offer to Purchase
Acceptance for Payment and Payment for Shares, page 13

2. Clarify under what circumstances you could, consistent with applicable securities laws, delay acceptance or payment for shares without extending the offer.
Procedure for Tendering Shares, page 14

Determination of Validity, page 16

3. Refer to your statement in the first line on page 17 that bidder may waive "any irregularities or conditions." While you may waive any offer condition, if you do so, you must do so generally, not as to specific securities only. Please confirm your understanding supplementally.

Certain Federal Income Tax Matters, page 18
4. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences
Background of the Offer, page 22
5. Disclosure in this section suggests that the Company may have provided bidder or its representatives with non-public financial forecasts or projections in connection with the negotiation and structuring of this transaction. If so, please disclose those projections or forecasts and the assumptions underlying them in the offer materials. If you do not believe disclosure is required, explain supplementally the basis for that belief.

Merger and other Agreements, page 27

	New Severance Agreements, page 40

6. Quantify, including the value of the option grant, the retention payments to be received by each Executive.
Section 14. Conditions of the offer, page 41

7. We refer to the second bullet point on page 43. It appears that this condition had already been satisfied when you commenced this offer. Please advise or revise.
Fees and Expenses, page 47

8. Quantify the "reasonable and customary compensation" referred to in this section. See Item 1009(a) of Regulation MA.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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November 24, 2004
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE